Exhibit 4.2

MYT Netherlands Parent B.V.

Employee Stock Purchase Plan

MYTHERESA – Employee Share Purchase Plan

Table of contents

1.	Objective of the match share plan / preamble	3

2.	MYTHERESA SHARES	3

3.	Administration	3

4.	PARTICIPANTS	4

5.	Principles of participation	5

6.	Investment and matching shares	5

7.	Sale/Purchase of Shares and Blackout Period	6

8.	Reinvestment of dividends	6

9.	Voluntary participation, right to terminate employment, reservation of voluntary status	6

10.	Taxes, social security contributions and other costs	7

11.	Exceptional circumstances	7

12.	Termination of the employment relationship	7

13.	Regulation in exceptional cases	7

14.	External administration	8

a)	14.1 Services and support	8

b)	14.2 Replacement of the Provider	8

c)	14.3 Termination of services	8

d)	14.4 Limitation of liability	8

15.	Information to PARTICIPANTS concerning their MYTHERESA SHARES	9

16.	Change of control	9

17.	Reduction or repayment of the MATCH	10

18.	Costs	11

19.	Data protection	11

20.	Miscellaneous provisions/Severability clause	11

21.	Applicable Law and Jurisdiction	11

22.	Effective date	12

MYTHERESA – Employee Share Purchase Plan

Overview of the relevant contracting parties in the following plan conditions:

MYT Netherlands Parent B.V.: MYT Netherlands Parent B.V., a private company with limited liability organized and existing under the laws of the Netherlands, having its corporate seat in Amsterdam, the Netherlands, with its office address at Einsteinring 9, 85609 Aschheim, Federal Republic of Germany and registered with the Trade Register held by the Chamber of Commerce in the Netherlands under number 74988441 («mytheresa») and is listed on the New York Stock Exchange.

Plan participant: Person eligible to participate in the plan (Chapter 4) («participant»).

Provider: External assets manager who is responsible for the external administration and the management of the share plan («provider»).

1.	Objective of the match share plan / preamble

The objective of the Employee Share Purchase Plan («plan») is to allow employees to participate in the growth of the company and to promote long-term corporate engagement by offering eligible employees (defined in Section 4) the opportunity to purchase American Depositary Shares representing shares in the capital of mytheresa («mytheresa shares») at a discount under the terms of these plan conditions. Under the plan, unless otherwise determined by the administrator (as defined in Section 3) prior to the close of an offer period (as defined in Section 5), participants can elect to buy shares in mytheresa in annual tranches relative to the price on the stock exchange. mytheresa will also provide a fixed match of shares («match») relative to the employee's election. The terms of the match and an exemplary calculation are provided in Section 6. Out of this total net amount, mytheresa shares are transferred to an external provider and allocated to the participant. The following provisions contain the design of the plan. The plan may be supplemented or amended from time to time by applicable local adjustments or ad hoc changes.

2.	mytheresa shares

The mytheresa shares subject to this plan are American Depositary Shares that represent ordinary shares in the capital of mytheresa, which ordinary shares have a nominal value of EUR 0.000015 each. The mytheresa shares are traded at the New York Stock Exchange (or any successor system), each granting the holder the right to instruct the depositary how to vote the underlying ordinary shares during the annual general meeting assembly. mytheresa will issue new mytheresa shares to the participants.

3.	Administration

Unless otherwise specified in the plan, the management board of mytheresa («administrator») will have full power and authority to administer the plan, including, without limitation, the authority to (i) construe, interpret, reconcile any inconsistency in, correct any default in and supply any omission in, and apply the terms of the plan and any enrollment form or other instrument or agreement relating to the plan, (ii) determine eligibility and adjudicate all disputed claims filed under the plan, including which mytheresa subsidiaries and affiliates will be designated subsidiaries participating in an Offer period (as defined in Section 5), (iii) determine the terms and conditions of any right to purchase mytheresa shares under the plan, (iv) establish, amend, suspend or waive such rules and regulations and appoint such agents as it deems appropriate for the proper administration of the plan, (v) amend an outstanding right to purchase mytheresa shares under the plan, provided that the amended right otherwise conforms to the terms of the plan, (vi) the geographical scope of each offering, (vii) the maximum volume of the offer and, where appropriate, any country-specific restrictions within that limit, and (vii) make any other determination and take any other action that the administrator deems necessary or desirable for the administration of the plan including, without limitation, the adoption of such any rules, procedures, agreements, appendices, or sub-plans as are necessary or appropriate to permit the participation in the plan.

MYTHERESA – Employee Share Purchase Plan

The administrator also has the authority to establish a different duration for the offer period (as defined in Section 5), different commencement or ending dates for such offer periods, the date after which no more participation decisions from the participant are accepted, and a different match with respect to future Offer periods without shareholder approval if such change is announced prior to the scheduled beginning of the first offer period (as defined in Section 5 to be affected thereafter.

All determinations by the administrator in carrying out and administering the plan and in construing and interpreting the plan and any enrollment form or other instrument or agreement relating to the plan will be made in the administrator’s sole discretion and will be final, binding and conclusive for all purposes and upon all interested persons.

To the extent not prohibited by applicable law, the administrator may, from time to time, delegate some or all of its authority under the plan to a subcommittee or subcommittees, or other persons or groups of persons as it deems necessary, appropriate or advisable under conditions or limitations that it may set at or after the time of the delegation.

mytheresa shares subject to this plan can be administered by an external equity provider («provider») appointed by mytheresa. Each participant is obliged to accept the contractual documents of the responsible provider. By participating in the plan, each participant will be deemed to have authorized the establishment of a brokerage account on his or her behalf through the provider appointed by mytheresa.

4.	participants

Eligible for the plan are all employees of mytheresa (or any of its subsidiaries) at all designated subsidiaries (subject to the following) who:

▪	are in an employment relationship with mytheresa (or any of its subsidiaries)

▪	have been employees of mytheresa for at least six months prior to the commencement of an offer period (as defined in Section 5)

▪	are employed by a designated subsidiary

Eligibility for the plan is an individual right of a participant which cannot be transferred. Each employee participates in the plan on a voluntary basis.

Employees may be excluded from participation in the plan or may be denied the match if the administrator has determined, in its sole discretion, that participation of such eligible employee(s) is not advisable or practicable. This restriction on participation is at the reasonable discretion of mytheresa. If necessary for legal or tax reasons (e.g. for the purpose of tax optimization), the group of Participants may be further defined (including limitation of eligibility) at the local level. Unless otherwise determined by the administrator, in its discretion, members of the mytheresa Board of Directors and mytheresa corporate officers will not be eligible to participate in the plan.

MYTHERESA – Employee Share Purchase Plan

5.	Principles of participation

Participation is possible during the annual «offer period» (subject to the plan being established by mytheresa in the respective year). The offer period defines the time period in which the employees can decide to participate and select the associated investment. Unless otherwise provided by the administrator, the offer period will usually take place in the months of May and June. A deviation to this is possible on an annual basis (e.g. due to administrative necessity) and will be communicated to the employees in due course.

Participation in the plan is possible through a one-time investment made through a single payroll deduction. For the first offer period, regular participation in the plan will be offered between May 29th and June 9th, 2023. A mid-year participation is not possible.

Defined one-time investment – In the context of the share offer, the participant may invest a specific one-time amount for the acquisition of Mytheresa Shares during the Offer period («One-Time Investment Amount»). The investment decision is made by the participant by signing up for an account and selecting the one-time individual investment amount. The One-Time Investment Amount cannot exceed the individual's net pay amount. In the event the One-Time Investment Amount exceeds the individual's net pay amount, the individual's participation will be cancelled.

Mytheresa will withhold the one-time investment amount defined by the Participant from the Participant's net salary (the amount is deducted from the payroll).

Subsequently, on a day specified by the administrator, as soon as practicable after the one-time investment amount is deducted from the payroll, mytheresa will issue the relevant number of mytheresa Shares.

Subject to applicable law, no interest will be paid on the One-Time Investment amount.

6.	Investment and matching shares

mytheresa grants a fixed match of 1/3 of the one-time investment amount (1 matching share for 3 investment shares). Countries may deviate downwards from this match amount if it provides tax or regulatory advantages. The match calculation is based on the One-time Investment Amount and will be determined by the administrator at prior to the issuance of the mytheresa Shares. A maximum principle is applied to the total investment. This means that mytheresa increases the number of mytheresa Shares by the match amount. The mytheresa Shares are thus issued at a total net issue price composed of the one-time Investment Amount of the participant (individual investment amount) and the match granted by mytheresa (match amount).

As the stock price of the mytheresa shares is quoted in USD, mytheresa will issue the shares at an issue price in USD. In case of deviating currencies, the defined EUR amount serves as the basis and currency translation is carried out on the basis of the bank rate from operational processing. mytheresa and any subsidiaries and affiliates are not liable for any foreign exchange rate fluctuation between the participant's local currency and the USD or EUR that may affect the value of the One-Time Investment Amount, proceeds transferred in relation to the One-Time Investment Amount or the subsequent sale of any mytheresa shares.

The number of shares issued will be based on the fair market value of the mytheresa shares. fair market value means, as of the last day of the Offer Period, (i) the closing sales price for the mytheresa shares as quoted on the New York Stock Exchange or, if no sale occurred on such date, the closing price reported for the first trading day immediately prior to such date during which a sale occurred; or (ii) if the mytheresa shares are not traded on an exchange but are regularly quoted on a national market or other quotation system, the closing sales price on the last day of the Offer Period as quoted on such market or system, or if no sales occurred on such date, then on the date immediately prior to such date on which sales prices are reported; or (iii) in the absence of an established market for the mytheresa shares of the type described in (i) or (ii) of this Section, the fair market value established by the administrator acting in good faith.

MYTHERESA – Employee Share Purchase Plan

Example calculation:

If, for example, the participant invests EUR 1,000 in the plan, mytheresa will grant an additional match value of EUR 333,33 on this amount and mytheresa will issue mytheresa shares worth EUR 1,333,33 to the participant. As a result, the participant can acquire the mytheresa shares at a reduced price per share.

The potential upper limit for the annual investment volume («Annual Maximum Investment Amount») is EUR 5,000. The individual upper limit might be lower in order to ensure that, after the investment, a sufficient amount of the individual monthly (country-specific) gross base salary remains on the payroll of the participant. The individual maximum amount will be defined based on the last payroll prior to the investment. The annual minimum amount is EUR 100.

7.	Sale/Purchase of Shares and Blackout Period

The purchase or sale of mytheresa shares by employees remains subject to the mytheresa insider trading policy, which may prohibit investment elections or sales of mytheresa shares by participants during blackout periods.

8.	Reinvestment of dividends

Subject to applicable law, dividends and other distributions made to the holders of mytheresa Shares will be credited to the participant. The provider shall invest the net amount of such dividends and other distributions on behalf of the relevant participant in Mytheresa Shares as soon as possible after receipt of the relevant amounts. No match is granted on the reinvested dividends. In the event that applicable law makes it impossible or implausible to issue dividends or other distributions, the administrator, in its sole discretion, may determine that distributions will not be made.

9.	Voluntary participation, right to terminate employment, reservation of voluntary status

Participation in the plan is voluntary for the employees. The acquisition of mytheresa shares under the plan does not entitle the participant to take up or continue employment with mytheresa. Nor shall such acquisition in any way impair the right of the participant or of mytheresa to terminate the employment relationship in accordance with the contractual or legal regulations. A person's decision not to participate in the share plan or not to keep the shares purchased in safe deposits shall not affect that person's employment with mytheresa or any claims in connection with such employment.

MYTHERESA – Employee Share Purchase Plan

mytheresa decides each year whether to continue the Plan or not. This is a voluntary benefit provided by mytheresa which may be terminated at any time. There is no entitlement to continuation nor to participation in the Plan, nor does such an entitlement arise from - if applicable - continued participation in the Plan.

The benefits received by a participant under the Plan shall not be taken into account for the purpose of calculating severance payments, resignation payments, end of service payments, termination payments, bonuses, holiday pay, long-service awards, pension, welfare or retirement benefits or similar payments.

10.	Taxes, social security contributions and other costs

All amounts paid out or monetary benefits (e.g. granting match amounts) are in principle gross amounts. mytheresa is obliged to make the legally required deductions related to any income tax withholding, social insurance, payroll tax, payment on account or other tax-related items «tax-related items». In their sole discretion, and except as otherwise determined by the administrator, mytheresa or the designated company that employs the participant may satisfy any obligations related to tax-related items by (a) withholding from the participant’s wages or other compensation, (b) withholding a sufficient whole number of mytheresa shares otherwise issuable following having an aggregate fair market value sufficient to pay the tax-related items required to be withheld with respect to the mytheresa shares, or (c) withholding from proceeds from the sale of mytheresa shares to be issued, either through a voluntary sale or a mandatory sale arranged by mytheresa. mytheresa shall be entitled to withhold shortfalls from subsequent salary payments to the participant if a) the retention of salary and other outstanding payments to the participant cannot be settled or is not sufficient to cover the lump-sum deduction (i.e. the amount of which corresponds to the tax-related items expected to be owed by the participant), and b) the Participant in question does not pay these amounts at the request of mytheresa. Each participant is responsible for the proper tax declaration and the corresponding payments in accordance with the relevant legislation.

11.	Exceptional circumstances

If, based on a reasonable assessment by mytheresa, exceptional circumstances (e.g. share splits or the exchange of shares) affect the company or the shares in mytheresa to such an extent that an adjustment is necessary, mytheresa may adjust the applicable conditions at its own discretion and in the manner, it deems fair and equitable.

12.	Termination of the employment relationship

In the event of termination of employment, the above provisions shall remain in effect. Subject to the provisions of Chapter 15, termination of employment shall exclude the participant from further participation in the plan. Within 6 months after termination of the employment relationship, the participant has the option to sell or transfer the shares acquired under the plan.

13.	Regulation in exceptional cases

Temporary inability to work as a result of illness/accident as well as other paid and unpaid temporary leave (parental leave, unpaid leave, sabbatical, etc.) do not result in any change. Unless precluded by applicable law, as soon as the regular payment of wages to the participant ends, the participant is obliged to transfer the corresponding amounts to mytheresa in accordance with the investment decision. If the participant fails to transfer the appropriate amounts to mytheresa in a timely manner, the participant will be excluded from the plan. As soon as the grant period of the mytheresa Sickness Subsidy of the respective participant is exceeded, the Participant's eligibility to participate in the plan expires.

MYTHERESA – Employee Share Purchase Plan

In the case of expatriates (expat) and multi-country cases, individual examinations are carried out.

14.	External administration

14.1 Services and support

mytheresa has an agreement with an external Provider for the administration of this Plan. The Provider delivers the trust and custodial services required for the implementation of this Plan regarding the mytheresa shares of the Participants within the framework of the Plan («Service Agreement»).

14.2 Replacement of the Provider

mytheresa is entitled, but not obliged, at its own discretion to choose a replacement or successor provider («substitute provider») instead of the previous provider.

If not stated otherwise in these plan conditions, in the event that the service agreement with the provider terminates or the relevant provider ceases to provide essential services to all or certain groups of participants, the following shall apply:

If mytheresa has named a substitute provider, the participant concerned shall use the services of the substitute provider going forward and the claims of the participant concerned shall remain unaffected, presumed that the participant concerned cooperates in a reasonable manner so that the substitute provider can provide them with appropriate services. In particular, they shall make any declarations necessary for the provider's change (or not object to the change of provider). This may include approving a new trust and/or depositary contract and the transfer of mytheresa shares to a new custody account. Such declarations don’t need to be explicitly made unless it is legally required or otherwise determined by mytheresa, the Provider or the Substitute Provider.

14.3 Termination of services

Unless mytheresa designates a Substitute Provider in a timely manner to ensure that administrative services are continuously available to the affected participants, mytheresa reserves the right to terminate the current tranche and any earlier tranches for the affected Participants.

14.4 Limitation of liability

Apart from the provisions of Sections 14.2 and 14.3, mytheresa shall not be liable to the Participants for the consequences of the termination of the service contract or the discontinuation of services by the respective Provider.

The additional conditions agreed with the corresponding external Provider continue to apply. For example, all shares acquired by a participant within the framework of the plan will be transferred in accordance with the Trust and Depositary Contract between each participant and the provider to a collective share deposit in the name of the provider («safe deposit») and shall be held in custody and administered by the Provider. The Trust and Depositary Contract between the respective Participant and the Provider is entered into when the Participant places an order during the relevant Offer Period and thereby declares his agreement with the Plan conditions and the provisions of the Trust and Depositary Contract.

MYTHERESA – Employee Share Purchase Plan

The Trust and Depositary Contract governs both the receipt and, where applicable, the holding or administration of distributions, securities or rights allocated to mytheresa participants in respect of their shares and other payments or other property received by the provider on behalf of the respective Participant in the course of the trust relationship. Dividends are necessarily reinvested by the Provider.

15.	Information to Participants concerning their mytheresa Shares

In principle, each Participant receives an electronic custody account statement for his share portfolio from the Provider and a transaction confirmation after completion of the transaction. Each Participant must inform mytheresa and the Provider of any change of address and contact information with regard to all messages sent to him by post or electronic message (e-mail).

16.	Change of control

In the event of a Change in Control the Plan can be terminated prematurely by mytheresa. Change in Control means the occurrence of any of the following events:

(a)            during any period of not more than 36 months, individuals who constitute the Supervisory Board as of the beginning of the period (the “Incumbent Supervisory Board Members”) cease for any reason to constitute at least a majority of the Supervisory Board, provided, that any person becoming a member of the Supervisory Board subsequent to the beginning of such period, whose nomination for appointment was approved by a vote of at least three-quarters of the Incumbent Supervisory Board Members then serving on the Supervisory Board (which approval may be evidenced by the adoption of a specific resolution on such nomination or by adoption of a resolution approving the proxy statement of the Company in which such person is named as a nominee for the Supervisory Board) will be an Incumbent Supervisory Board Member; provided, that no individual initially appointed to the Supervisory Board who was not nominated for appointment by a vote of at least three-quarters of the Incumbent Supervisory Board Members will be deemed to be an Incumbent Supervisory Board Member;

(b)            any “person” (as such term is defined in Section 3(a)(9) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act“) and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), is or becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s then-outstanding securities eligible to vote for the election of the Supervisory Board (“Company Voting Securities”); provided, that the event described in this paragraph (a) will not be deemed to be a Change in Control by virtue of the ownership, or acquisition, of Company Voting Securities: (A) by the Company or any of its Affiliates, (B) by any employee benefit plan (or related trust) sponsored or maintained by the Company or any of its Affiliates, (C) by any Affiliate of either Ares Management, L.P. or CPP Investment Board (USRE) Inc (each, a “Sponsor”); (D) by any Dutch foundation (stichting) pursuant to a call option authorized by the shareholders of the Company or pursuant to the conversion of any preference shares issued upon exercise thereof; (E) by any underwriter temporarily holding securities pursuant to an offering of such securities or (F) pursuant to a Non-Qualifying Transaction (as defined in paragraph (c) of this definition);

MYTHERESA – Employee Share Purchase Plan

(c)            the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company that requires the approval of the general meeting of the Company, whether for such transaction or the issuance of securities in the transaction (a “Business Combination”), unless immediately following such Business Combination: (A) more than 50% of the total voting power of the entity resulting from such Business Combination (the “Surviving Entity”) is represented by Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among the holders thereof immediately prior to the Business Combination, (B) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Entity or the parent), is or becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect directors of the parent (or, if there is no parent, the Surviving Entity) and (C) at least a majority of the members of the board of directors of the parent (or, if there is no parent, the Surviving Entity) following the consummation of the Business Combination were Incumbent Supervisory Board Members at the time of the Supervisory Board’s approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies all of the criteria specified in (A), (B) and (C) of this paragraph (c) will be deemed to be a “Non-Qualifying Transaction”);

(d)            the consummation of a sale of all or substantially all of the Company’s assets (other than to any Sponsor or any direct or indirect Subsidiary or Affiliate of any Sponsor or any Affiliate of the Company); or

(e)            the general meeting of the Company resolves to liquidate the Company.

Notwithstanding the foregoing, a Change in Control will not be deemed to occur solely because any person acquires beneficial ownership of more than 50% of the Company Voting Securities as a result of the acquisition of Company Voting Securities by the Company which reduces the number of Company Voting Securities outstanding; provided, that if after such acquisition by the Company such person (other than any Sponsor or any direct or indirect Subsidiary or Affiliate of any Sponsor) becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control will then occur.

17.	Reduction or repayment of the Match

mytheresa may, at its reasonable discretion, in the case of

▪	a serious breach of the code of conduct applicable at Mytheresa and/or the personnel regulations as amended, by the Participant, or

▪	grossly negligent conduct by the Participant in the context of work or material breaches of the Participant's duty of care and loyalty,

reclaim all or part of the match granted to the Participant for the financial year in which the serious breach occurred. The discretionary decision to be made by mytheresa considers the seriousness of the offence and the degree of fault of the Participant. Any reduction decision may only be made by the mytheresa within six months of the date on which mytheresa became aware of the facts relevant to the reduction decision, and in any case not later than three years after the occurrence of the violation. Before any decision by mytheresa is taken the Participant must be given the opportunity to be heard and state his/her cause in the matter.

MYTHERESA – Employee Share Purchase Plan

18.	Costs

mytheresa shall bear, in respect of its participants, all costs incurred in connection with the administration of the custody account under this plan and the general administration of this plan. Costs not incurred in connection with participation in the plan (sale and transfer of shares) shall be borne by the participant.

Costs to be borne by the Participant (and invoiced by the Provider in accordance with the provisions of the Trust and Depositary Contract) shall be deducted from the proceeds of the sale before the corresponding cash amount is transferred to the participant. In case no proceeds occur, the costs shall be reimbursed to the provider by the participant.

19.	Data protection

Information concerning the processing of the Participant's personal data in connection with the Plan, and the Participant's rights in respect thereof, are covered in the terms & conditions of the provider.

20.	Miscellaneous provisions/Severability clause

Should individual provisions of this Plan be or become wholly or partially invalid or unenforceable, this shall not affect the validity of the remaining provisions. In place of the invalid or unenforceable provision or in order to close any gap that may arise, a valid, suitable additional provision shall be inserted which reflects the interests of the parties as far as possible.

Amendments and supplements to this Plan and all agreements to be concluded in connection with this Plan must be made in writing. The same shall apply to any changes to this written form requirement.

The version of the original English text is binding. In the event of deviations from the version of this Plan in a language other than English, it should be noted that the text in the other language is for information purposes only. The version of the original English text shall prevail for interpretations.

21.	Applicable Law and Jurisdiction

Without prejudice to the mandatory provisions of the law applicable to local working conditions, the Plan shall be governed by and construed in accordance with the substantive provisions of Dutch law, without reference to the principles of conflict of laws.

All disputes arising out of or in connection with the Plan shall be settled exclusively by the competent courts in Munich, Germany.

22.	Effective date

The regulations of the Plan begin on 1st May 2023.

MYTHERESA – Employee Share Purchase Plan

Munich, 1st May 2023

Michael Kliger	Dr. Martin Beer

Chief Executive Officer	Chief Financial Officer

MYTHERESA – Employee Share Purchase Plan

APPENDIX A

MYTHERESA

EMPLOYEE STOCK PURCHASE PLAN

PARTICIPATING COUNTRIES

Affiliates in the following countries shall be considered designated subsidiaries for the purposes of the Plan

Germany

Hong Kong

Italy

Spain

United Kingdom

United States